

April 28, 2016

David A. Young
Chief Executive Officer
Global Medical REIT Inc.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814

> **Re: Global Medical REIT Inc.**
> **Registration Statement on Form S-11**
> **Filed April 1, 2016**
> **File No. 333-210566**

Dear Mr. Young:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review. In this regard, please tell us whether the images you have included on the prospectus cover page are of properties you own.

Prospectus Summary, page 1

Overview, page 1

2.   You state on page 1 that your "12 healthcare facilities have a weighted average age of 10 years, which is the youngest in the listed healthcare REIT universe." Please provide us with support for this statement. Clearly mark the specific language in the supporting

materials that supports such statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Our Current Portfolio, page 7

3.   We note your disclosure on page 1 where you state that your current portfolio consists of "12 healthcare facilities located in eight states with approximately 244,329 leasable square feet." We further note that, here and elsewhere in the prospectus, you include data on your seven primary properties, including one portfolio of six facilities. Please revise your disclosure here and throughout the prospectus to clarify, including providing additional detail regarding the six facilities in the Gastro One Medical Portfolio, or advise.

Our Investment Pipeline, page 8

4.   With respect to any properties under discussion and with a view toward disclosure, please tell us the status of any negotiations to purchase such properties, describe your criteria for determining when you include a property in your pipeline, explain how you have identified such properties, clarify whether you have any relationship with the sellers and discuss the impact of timing and due diligence. In addition, please supplementally tell us the source of the aggregate purchase price and provide us with a discussion of your historical timing and the success rate of your historical pipeline investments.

Properties Under Letter of Intent, page 8

5.   We note your disclosure that the properties for which you have non-binding letters of intent are sale-leasebacks. Please confirm that these properties or portions of such properties are not subject to existing leases or advise.

6.   We note your disclosure of the aggregate purchase price for each property. With a view toward disclosure, please tell us the source of each purchase price, the status of your negotiations following the nonbinding letter of intent, whether you have any relationship with the sellers, the status of due diligence and the expected closing of such acquisitions.

Selected Case Studies, page 10

7.   Please revise to balance this disclosure by providing similar disclosure regarding your other properties or advise.

Summary Risk Factors, page 13

8.   Please revise here and in your risk factors section to provide more specific risk factor disclosure relating to your tenant concentration, including clarifying whether any tenant is responsible for more than 10% of your revenues, or advise.

Summary Financial Data, page 19

9.   We refer to your disclosure of FFO on page 21 as well as FFO and AFFO on page 55. Please reconcile FFO to net income for the same period. Additionally, please reconcile your disclosure of AFFO through FFO, as defined by NAREIT.

Risk Factors, page 22

10.   We refer to your disclosure regarding your investment pipeline in the summary, use of proceeds and business sections on pages 8, 50 and 72, respectively. We further note your statement that "there is no assurance that [you] will enter into definitive purchase [agreements] for [these facilities] or that [you] will close [these acquisitions]." Please revise your risk factor disclosure on page 24 or elsewhere to more specifically describe the risks associated with the uncertainty relating to the successful completion of the acquisitions in your pipeline.

Use of Proceeds, page 50

11.   We note your disclosure that "the underwriters have agreed that [a certain amount] of shares offered in this offering will be reserved for sale to investors identified by us with whom we have an existing relationship." Please supplementally provide us with the details of the arrangement you have with the underwriters. Also include in your response a discussion of the arrangements, if any, you have made with the investors with whom you have a pre-existing relationship.

12.   Please revise your disclosure to provide the maturity date for the 8.0% convertible debentures held by ZH International and outstanding mortgage loan from Capital One. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 56

13.   Please revise your disclosure here, or elsewhere as applicable, to describe how you monitor the credit quality of your tenant-operators.

14.   We note your disclosure beginning on page 59. Please revise your disclosure to provide tabular disclosure of all your contractual obligations or tell us why such information is not material. Refer to Item 303(a)(5).

Liquidity and Capital Resources, page 59

15.   Please revise your discussion to provide a quantitative summary of your anticipated sources and uses of cash. We note your disclosure on page 58 that you had consolidated net loss of $1,609,247 for the twelve months ended December 31, 2015, and that you

have additional obligations with respect to your investment pipeline. We further note your disclosure in this section with respect to the loans secured by your properties. Please quantify the amounts of all of these and any other anticipated uses of cash over the next 12 months, and also provide a quantitative discussion of your available sources of cash. Please also discuss how you will address the shortfall if you are unable to raise the cash necessary to address your liquidity needs.

16.   We note your disclosure on page 34 that you will rely on distributions from your operating partnership to pay any dividends you may declare on your common stock and to meet your obligations. To the extent there are restrictions on your operating partnership distributing cash to you that may materially impact your liquidity, please revise to so disclose. Refer to Instruction 6 to Item 303(a) of Regulation S-K.

Scheduled Lease Expirations, page 72

17.   We note your disclosure on page 72. Please revise to provide a schedule of the lease expirations for each of the next ten years, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Management, page 74

18.   Please revise to describe the business experience during the past five years of each director and executive officer, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. For example only, please see David A. Young's and Kurt R. Harrington's biographies.

Executive Compensation, page 82

19.   We note your disclosure that "our advisor has informed us that, because the services performed by these officers or employees in their capacities as such are performed in a significant part, but not exclusively, for us, it cannot segregate…" Please revise your disclosure where applicable to discuss all other commitments of senior management. In addition, please revise to clarify, if true, that you do not reimburse your advisor for personnel costs, including salaries.

Our Advisor, page 86

20.   We note your advisor was formed to serve as a service provider to you and other real estate programs with investment objectives and structure similar to yours. Please revise

to identify and describe the other real estate programs to which your advisor provides services.

Note (2) Property Acquisitions Included in Pro Forma Financial Statements, page F-5

21.   We note that you have made several acquisitions subject to new or existing triple-net leases during 2015 and 2016. It appears that each of these acquisitions potentially represents a significant asset concentration at the 20% level. Please tell us what consideration you have given to providing full audited financial statements of the lessees or guarantors for the periods required by Rules 8-02 and 8-03 of Regulation S-X.

Note (3) Pro Forma Adjustments

Unaudited Pro Forma Statement of Operations Pro Forma Adjustments, page F-7

22.   For each of these adjustments, please provide greater detail regarding how the amounts were calculated and the assumptions used in the calculation. We may have further comment.

Consolidated Statements of Operations, page F-10

23.   Please tell us how you determined that your presentation of only 4 months of operations in 2014 is in compliance with the requirements of Rule 8-02 of Regulation S-X.

Item 36. Exhibits and Financial Statement Schedules

24.   Please submit all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions, please provide draft copies for our review. In addition, we note the exhibit list includes "form of" agreements. Please tell us if you will be unable to file final, executed agreements prior to effectiveness of the registration statement. Please note that any such incomplete exhibit may not be incorporated by reference in any subsequent filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Senior Assistant Chief Accountant at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Attorney, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

Cc: Daniel M. LeBey
       Vinson & Elkins LLP